

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05060679

July 11, 2005

Mark R. Ziebell
Snell & Wilmer L.L.P.
1920 Main Street, Suite 1200
Irvine, CA 92614-7230

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/11/2005

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 3, 2005

Dear Mr. Ziebell:

This is in response to your letter dated June 3, 2005 concerning the shareholder proposals submitted to Peregrine by Christopher C. Smith and Susan C. Smith. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Christopher C. Smith and
Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016

70452

Snell & Wilmer
L.L.P.
LAW OFFICES

1920 Main Street, Suite 1200
Irvine, California 92614-7230
(949) 253-2700
Fax: (949) 955-2507
www.swlaw.com

Mark R. Ziebell (949) 253-4902
mziebell@swlaw.com

IRVINE, CALIFORNIA
PHOENIX, ARIZONA
TUCSON, ARIZONA
SALT LAKE CITY, UTAH
DENVER, COLORADO
LAS VEGAS, NEVADA

June 3, 2005

Via Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposals

Dear Ladies and Gentlemen:

We are counsel to Peregrine Pharmaceuticals, Inc., a Delaware corporation (***"Peregrine"*** or the ***"Company"***). On May 5, 2005, Peregrine received two stockholder proposals (collectively, the ***"Proposals"***) and supporting statements, one from each of Mr. Christopher C. Smith and Mrs. Susan C. Smith, for inclusion in the proxy statement (the ***"2005 Proxy Statement"***) to be distributed to the Company's stockholders in connection with its 2005 Annual Meeting of Stockholders.

We hereby request that the staff of the Division of Corporation Finance (the ***"Staff"***) confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Commission Rule (***"Rule"***) 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Peregrine excludes each of the Proposals from its proxy materials.

Peregrine's 2005 Annual Meeting of Stockholders is tentatively scheduled for October 25, 2005. Peregrine currently intends to file its definitive 2005 Proxy Statement with the Commission on or about August 29, 2005. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act. Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j) of the Exchange Act. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to each of Mr. Smith and Mrs. Smith individually, informing them of Peregrine's intention to omit the Proposals from its 2005 Proxy Statement.

Proposal of Mr. Christopher C. Smith

Mr. Smith, a stockholder of the Company, has submitted for inclusion in the 2005 Proxy Statement a proposal which, in substance, urges the Company's board of directors to take the necessary steps to nominate at least two candidates for each open board position. Mr. Smith's letter to Paul J. Lytle dated May 5, 2005, is attached hereto as **Attachment A**. Included in the correspondence set forth in Attachment A are the attachments to Mr. Smith's letter, including the proposal (the ***"Mr. Smith Proposal"***) and a letter dated April 4, 2005 from Ameritrade to Mr. Smith verifying that he owns (and has owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

The Mr. Smith Proposal reads as follows:

"The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position"

Peregrine acknowledges that the Staff has repeatedly denied the exclusion of proposals urging the board of directors of an issuer to take the necessary steps to nominate at least two candidates for each directorship to be filed by voting of stockholders at annual meetings. *See SBC Communications, Inc.* (January 31, 2001), *Bank of America Corporation* (February 16, 2001) *and General Electric Company* (January 12, 2001).

Peregrine believes, however, that the current situation is distinguishable from prior precedents. As such, for the reasons stated below, Peregrine believes that the Mr. Smith Proposal may be properly omitted from the Company's 2005 Proxy Materials pursuant to Rule 14a-8(i)(6) under the Act, because the Company lacks the power or authority to implement the proposal.

Reasons for Omission

Rule 14a-8(i)(6) - Company Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company "would lack the power or authority to implement the proposal." In a line of no-action letters, the Staff has consistently allowed companies to omit certain proposals imposing director qualifications on the ground that neither a company nor its board has the power to ensure that directors satisfying the requirements are elected. *See, e.g. General Electric Company* (February 4, 2002) (company allowed to exclude a proposal requesting a majority of the board of directors be independent). While the Mr. Smith Proposal does not expressly impose director qualifications, given recent developments with respect to board and committee composition, Peregrine argues that these precedents compel the conclusion that the Mr. Smith Proposal is excludable.

Under the Mr. Smith Proposal, Peregrine's board of directors (the "Board") would be required to nominate ten (10) candidates to fill the Board's five (5) director seats at each annual election. At the stockholder meeting, the five (5) candidates receiving a plurality of the votes would be elected to the Board. This is consistent with the Staff's position with respect to similar proposals. *See SBC Communications, Inc.* (January 31, 2001) (the Staff noted that "the proposal does not require separate voting for each open board position, but rather, requires the nomination of at least two candidates for each open board position").

As a Delaware corporation, the Company's stockholders are vested with the sole authority to elect directors of the Company. Delaware General Corporation Law ("DGCL") § 211. While the Board may appoint directors to fill vacancies, such appointees must be elected by the stockholders at the next election of their class in order to remain directors. DGCL § 223. Thus, only stockholders may determine who may serve as a director, and only directors may serve on committees of the Board.

As a result of the Sarbanes-Oxley Act of 2002, there are new regulatory requirements for publicly listed corporations that require the audit, compensation and nominating committees of the board of directors to be composed entirely of independent directors. The Commission's rules require public companies to disclose whether there is at least one audit committee financial expert serving on the audit committee. *See Item 401(h) of Regulation S-K,* 17 CFR 229.401(h). In addition, NASDAQ rules require that each member of the audit committee must be able to read and understand financial statements (the "Financial Sophistication Requirement"). *See NASDAQ Marketplace Rule 4350(d)(2).* Peregrine takes corporate governance seriously and is proud it complies with the foregoing committee requirements. The Board is committed to the continued compliance with all board and committee composition requirements.

The Staff has consistently permitted companies to exclude proposals that request a company's board of directors to adopt requirements that all committee members be "independent" on the basis that it is simply impossible for the board to ensure a sufficient number of "independent" directors will be elected. *See, e.g, Peabody Energy Corporation* (February 23, 2004) (proposal urging policy that only independent directors, as defined in the proposal, may serve on the board's various committees); *Alcide Corporation* (avail. Aug. 11, 2003) (proposal to require members of compensation committee to be "otherwise independent" as defined by SEC rule); *I-many Inc.* (avail. Apr. 4, 2003) (proposal mandating compensation committee comprised solely of non-management directors and at least one independent, non-director shareholder); *Archon Corp.* (avail. March 16, 2003).

Peregrine acknowledges that the Mr. Smith Proposal does not expressly impose qualification requirements for the ten (10) candidates that the Board would be required to nominate under such Proposal. However, because the Board does not have the power or authority to dictate who is elected as a director of the Company, the Board cannot ensure that a sufficient number of "independent directors," will be elected to serve on the Company's three committees in compliance with their respective committee charters and NASDAQ rules. More significantly, the Board cannot ensure whether one of the candidates elected will qualify as an "audit committee financial expert" and two meet the Financial Sophistication Requirement, unless eight (8) of the candidates meet the requisite independence requirements and Financial Sophistication Requirement and six (6) of the candidates qualify as an "audit committee financial expert." Consequently, by its very nature, the Mr. Smith Proposal imposes qualification requirements on the candidates and is therefore excludable pursuant to Rule 14a-8(i)(6) as evidenced by the previously cited line of no-action letters.

Finally, as an aside, although there is clearly no basis under Rule 14a-8, the Staff must certainly recognize the insurmountable task of finding six (6) candidates who not only qualify as "audit committee financial experts" but who would also be willing to go through the interview process and serve on the Board given the lottery approach to their likely election.

Proposal of Mrs. Susan C. Smith

Mrs. Smith, a stockholder of the Company, has submitted for inclusion in the 2005 Proxy Statement a proposal that, in substance, requires the Company to seek stockholder approval of all stock options and warrants issued to officers and directors of the Company. Mr. Smith's letter to Paul J. Lytle dated May 5, 2005, is attached hereto as **Attachment B**. Included in the correspondence set forth in Attachment B are the attachments to Mrs. Smith's letter, including the proposal (the "***Mrs. Smith Proposal***") and a letter dated April 4, 2005 from Morgan Stanley to Mrs. Smith verifying that she owns (and has owned for the requisite ownership period) at least $2,000 worth of the Company's Common Stock at that firm.

The Mrs. Smith Proposal reads as follows:

1. Revoke from all Company officials, representatives and committees, including the CEO, Board of Directors and the compensation committee, the authority to issue stock options and/or warrants to any and all Officers and Directors of the Company.

2. The Company is permitted each year to submit multiple proposals for stockholder approval to reward the Officers and Directors of the Company with stock options and/or warrants based upon performance.

   2a. These Company proposals must appear on proxy material for vote by all stockholders of record.

2b. The Board of Directors must approve each of these Company proposals.

2c. Each proposal must detail the desired recipient(s) of the stock options or warrants, the quantity of the stock options or warrants and the performance of the recipient(s) over the past year that merits consideration for such a reward.

3. Approval of a proposal to issue stock options and/or warrants to an Officer or Director of the Company requires the affirmative vote of a majority of votes cast. Broker non-votes will not be treated as votes cast for purposes of determining the approval or rejection of such a proposal and will not be counted as votes for or against such a proposal.

Peregrine recognizes that there is a long line of no-action letters that find that senior executive and director compensation proposals generally may not be excluded, which is consistent with the Staff's position in Staff Legal Bulletin No. 14A. For the reasons stated below, however, Peregrine believes that the Mr. Smith Proposal may be properly omitted from the Company's 2005 Proxy Materials pursuant to (i) Rule 14a-8(i)(1) under the Exchange Act because the proposal is not a proper subject for action by stockholders under Delaware law, (ii) Rule 14a-8(i)(2) under the Exchange Act, because, if implemented, it would violate Delaware law, (iii) Rule 14a-8(i)(6) under the Exchange Act because the Company lacks the power and authority to implement the proposal, and (iv) Rule 14a-8(i)(7) under the Exchange Act, as it relates to Peregrine's ordinary business operations.

Reasons for Omission

I. Rule 14a-8(i)(1) – The Proposal is not a Proper Subject Matter Under Delaware Law.

Rule 14a-8(i)(1) permits exclusion of a proposal if the proposal is not a proper action for stockholders under Delaware law. This exclusion is intended to allow the omission of proposals that under the corporate law of an issuer's state of incorporation may be initiated only by the board of directors, are committed to board discretion, or ***otherwise ignore the statutory role of directors by proposing direct adoption of an action***. Release 12999. (emphasis added)

In this instance, the Mrs. Smith Proposal would "revoke from all company officials, representatives and committees, including the CEO, board of directors and the compensation committee, the authority to issue stock options and/or warrants to any and all officers of the company and directors of the company." This proposal expressly revokes the authority of the board of directors and the compensation committee to grant options. Delaware law, however, provides that *only* the board of directors has the authority to issue stock options. DGCL § 151 See also *Liebermann v. Frangiosa*, 844 A.2d 992 (Del. Ch. 2002). Because the Mrs. Smith Proposal revokes the authority to grant options from the only persons authorized by statute to grant options, it ignores the statutory role of directors thereby falling squarely within Rule 14a-8(i)(1). Based on the foregoing, it is Peregrine's view, and it is our opinion, that the Mrs. Smith

Proposal is clearly not a proper action for stockholder approval under Delaware law, and therefore, may be properly excluded from the Company's 2005 Proxy Statement pursuant to Rule 14a-8(i)(1).

II. Rule 14a-8(i)(2) -The Mrs. Smith Proposal, If Implemented, Would Require Peregrine to Violate Law.

Rule 14a-8(i)(2) states that a company may omit a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal, or foreign law to which it is subject. For the reasons set forth below, the Company believes, and it is our opinion, that implementation of the Mrs. Smith Proposal which requires the revocation of the Board's (or the compensation committee's) right to grant stock options and warrants would cause the Company to violate Delaware law.

Section 122(15) of the DGCL establishes the Board's authority to establish and carry out, among other things, stock option, incentive, and compensation plans. More specifically, Section 157 of the DGCL vests the power to grant rights and options exclusively in the Board. Section 157 of the DGCL provides, in pertinent part:

> "(a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights, or options entitling the holders thereof to purchase form the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive." (Emphasis added.)."

Significantly, Section 157(a) permits only the board, not the stockholders, to approve the instruments evidencing rights and options. Further, Section 157(b) provides that the terms of stock options shall either be as stated in the certificate of incorporation or in resolutions of the board, not the stockholders, and that only the board, not the stockholders, can determine conclusively the sufficiency of the consideration. Accordingly, under the DGCL, the power to issue stock options and the terms and conditions of such stock options rests exclusively with the board, not the stockholders.

In addition, Section 153 of the DGCL governs the issuance of stock, whether pursuant to a stock option or otherwise, by providing that shares of stock with par value may be issued for such consideration as is determined from time to time "by the board of directors, or by the stockholders if the certificate of incorporation so provides" (emphasis added). Thus, similar to the construct of Section 157 of the DGCL, the power to determine the consideration paid in connection with the sale of stock is vested in the board, unless otherwise vested in the stockholders by the certificate of incorporation. Peregrine's certificate of incorporation does not vest the foregoing authority in the Company's stockholders.

We recognize that the Staff has determined that the foregoing analysis is not a sufficient basis to exclude a stockholder proposal requiring stockholder approval of stock option grants. *See e.g., Cell Pathways, Inc.* (April 4, 2003) ("*Cell Pathways*"). Cell Pathways, however, dealt with a bylaw amendment requiring stockholder approval of stock option grants. Because the Cell Pathways proposal appears to have merely added an additional layer of approval with respect to stock option grants, it did not violate sections 153 and 157 of the DGCL, and consequently did not require Cell Pathways to violate Delaware law. With respect to the Mrs. Smith Proposal, however, the proposal seeks to revoke the right of directors (and Board committees) to grant options, which right is implicit under sections 153 and 157. Revoking such statutory rights usurps the authority granted directors and compensation committee members and is a clear and unequivocal violation of Delaware law. This is exactly the type of proposal Rule 14a-8(i)(2) was designed to exclude.

III. Rule 14a-8(i)(6) -Peregrine Lacks the Power or Authority to Implement the Proposal.

Rule 14a-8(i)(6) states that a company may omit a stockholder proposal if the company would lack the power or authority to implement the proposal. Peregrine does not have the power or authority to implement a proposal that violates Delaware law. Therefore, the Company lacks the power to implement the Mrs. Smith Proposal.

The Staff has consistently held that stockholder proposals that require the company to violate the law may be omitted pursuant to Rule 14a-8(i)(6). *See, e.g., NetCurrents, Inc.* (June 1, 2001) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); and *Whitman Corporation* (February 15, 2000) (permitting omission of share owner proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach an existing contract).

As a result of the foregoing, the Mrs. Smith Proposal should be excluded under Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(7) The Proposal deals with matters relating to the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving "significant policy issues." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) (the *"SEC Release").*

This policy rests primarily on two key considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. Examples of such "ordinary business" tasks include "management of the workforce, such as the hiring, promotion, and the termination of employees." *See SEC Release.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

We believe the Mrs. Smith Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the proposal interferes with the Company's ability to control decisions related to the hiring of employees. Although the Mrs. Smith Proposal deals with the granting of options and warrants to officers and directors, it does not exclude "initial (inaugural) grants to new officers" as was done in the proposal analyzed in the Cell Pathways no-action letter. Because the Mrs. Smith Proposal would also apply to inaugural grants, the Company's ability to attract and hire new officers will be severely handicapped as potential new officers would be forced to accept employment with the Company without knowing a significant element of their compensation – specifically, their stock options. For a company like Peregrine, that cannot offer long term stability based upon the amount of cash it has historically had on hand at any one time, the deciding factor for a potential new officer is that portion of the compensation package based on stock options. For the reasons stated above, this lack of certainty will unquestionably interfere with the Company's ability to hire new officers.

A. The Mrs. Smith Proposal infringes upon management's core function of overseeing the Company's day-to-day business operations and is not a proper subject for a stockholder proposal.

The Staff has consistently concurred in the exclusion of proposals relating to employment policies and, specifically, the hiring of management, under Rule 14a-8(i)(7). *See, e.g., The Walt*

Disney Co. (Dec. 16, 2002) (concurring in the exclusion of a proposal to remove the company's chairman, chief executive officer and other management personnel and hire a particular individual as chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Wachovia Corp.* (Feb. 17, 2002) (concurring in the exclusion of a proposal instructing the board to "seek and hire" a new chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Spartan Motors, Inc.* (Mar. 13, 2001) (concurring in the exclusion of a proposal requesting the board to remove the company's chief executive officer and begin a search for a replacement because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees").

In our view, the Mrs. Smith Proposal, because it also prevents the granting stock options to executive officers that the Company may want to employ, infringes upon management's core function of overseeing the Company's day-to-day business, such as the hiring of employees.

B. The Proposal seeks, in the words of the SEC Release, to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment.

The second key consideration underlying the policy of Rule 14a-8(i)(7) "relates to the degree to which the proposal seeks to 'micro-manage' a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release.* In our view, the Mrs. Smith Proposal has the practical effect of inserting stockholders into a process (e.g., the hiring of executive officers) that is best reserved for the Board and management. This is the type of "micro-management" of the Company's hiring practices that is not a proper subject for stockholder action.

C. The Proposal does not involve the type of policy issue exempt from the ordinary business exclusion.

We acknowledge that the Staff generally exempts stockholder proposals raising certain social policy issues from the operation of Rule 14a-8(i)(7). The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in the *SEC Release,* proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues ... would not be considered to be excludable because the proposals would transcend the day-to-day business matters." The Staff has noted that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue transcend the day-to-day business matters." *Staff Legal Bulletin No. 14A* (July 12, 2002) *("SLB 14A").*

The Staff does not, however, simply except proposals from the ordinary business exclusion because the proposal relates to a public policy issue. *See, e.g., AT&T Corp.* (Feb. 21, 2001) (proposal requesting preparation of a report relating to the company's involvement in the pornography industry excluded); *Mead Corp.* (Jan. 31, 2001) (proposal requesting information related to environmental risks excluded); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting preparation of a report relating to labor conditions of company's suppliers excluded); *Kmart Corp.* (Mar. 12, 1999) (same). Instead, the Staff considers proposals on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

We note that the Staff has refused to concur in the exclusion of employment proposals relating to senior executive compensation. SLB 14A states that "proposals involving the management of the workforce, such as the hiring, promotion and termination of employees' relate to ordinary business matters," with an exception that proposals relating to the *compensation* of senior executives or directors are not excludable under Rule 14a-8(i)(7). Due to its overly broad scope, the Mrs. Smith Proposal indirectly affects the process for hiring senior executives, not just the compensation of senior executives, so such proposal does not fit into the exclusion described in SLB 14A. Moreover, as set forth above, because the Staff has consistently concurred in the exclusion of proposals relating to the hiring of senior executives, this proposal, because of its overly broad scope, should be excluded.

Accordingly, the Mrs. Smith Proposal does not raise the type of policy issue that would bring it outside the exclusion found in Rule 14a-8(i)(7). Instead, the Mrs. Smith Proposal merely addresses the ordinary business of the Company and should be excluded under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, we believe that both the Mr. Smith Proposal and the Mrs. Smith Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if either or both of the Proposals are excluded.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed FedEx envelope.

We respectfully request your advice in this matter. If you have any questions regarding either or both of the Proposals or this request, please do not hesitate to contact me. Thank you in advance for your assistance.

Very truly yours,

Snell & Wilmer



Mark R. Ziebell

MRZ:jlm

Enclosures

cc: Mr. Christopher S. Smith
Mrs. Susan C. Smith
103 Cedar Street
Cornwall, PA 17016

May 5, 2005

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in an Ameritrade IRA account in the name of Christopher C. Smith. These holdings include more than 50,000 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Stockholder Proposal

Require the Company to Nominate at Least Two (2) Candidates for Each Open Seat on the Board of Directors

The Proposal Details

The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our Company's current practice with the single candidates it now proposes for each position.

Why Stockholder is Asking for Your Approval

Stockholders today are not given a 'true' option in regards to exercising their voting rights in the election of directors. In the past, the company presents only one nominee to fill each open seat on the Board of Directors. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for all the nominees, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our Company management diligently; or who serves as a consultant to the Company that could compromise independence; or pose other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt Companies enjoy re-election with 90%+ pluralities. The "real" selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

AMERITRADE

April 4, 2005

Mr. Christopher Smith
P.O. Box 321
103 Cedar Street
Cornwall, PA 17016-0321

RE: Ameritrade Accounts 874-294382 & 872-259791

Dear Mr. Smith:

Thank you for your inquiry received on April 4, 2005, regarding your accounts held with Ameritrade, Division of Ameritrade, Inc.[1] I have reviewed your inquiry and welcome this opportunity to respond.

Pursuant to your request, please accept this letter as documentation that the following shares of Peregrine Pharmaceuticals (PPHM) have been continuously held in Street Name[2] for the benefit of the above-referenced accounts from April 1, 2004 through March 31, 2005.

- Account 874-294382, Christopher Smith, 55,675 shares of PPHM
- Account 872-259791, Christopher and Susan Smith, 51,865 shares of PPHM

I personally thank you for your business and for the opportunity to be of service in this matter. On behalf of Ameritrade, we look forward to serving your investment needs in the future.

Sincerely,



Jennifer A. Price
Client and Regulatory Relations Analyst
Corporate Compliance

---

[1] Ameritrade, Inc. Member NASD/ SIPC
[2] Street Name – Used to describe registration of a customer-owned security in the name of the brokerage firm holding the certificate. A security is held in street name to simplify trading because no delivery of or signature on the certificate is required, or because the certificate is being used as collateral in a margin account. Wall Street Words, Houghton Mifflin Company, 2003. David L. Scott.

May 5, 2005

To: Mr. Paul J. Lytle
Chief Financial Officer and Corporate Secretary
Peregrine Pharmaceuticals, Inc.
14272 Franklin Avenue
Suite 100
Tustin, CA 92780

Sir,

Enclosed a shareholder proposal. This proposal is being submitted for stock held in a Morgan Stanley IRA account in the name of Susan C. Smith. These holdings include 4950 shares of Peregrine Pharmaceuticals, held continuously for longer than a year. At least $2000.00 of this stock in the Company will be held in this account until the annual stockholders meeting in accordance with appropriate stockholder proposal requirements.

Sincerely,



Susan C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032

Stockholder Proposal

Require Stockholder Approval for the Granting of Stock Options and/or Warrants to Directors and Officers of the Company

Introduction

This proposal is designed to force the company to seek stockholder approval of all stock options and/or warrants issued to Officers of the Company and members of the Company's Board of Directors.

The Proposal Details

1. Revoke from all Company officials, representatives and committees, including the CEO, Board of Directors and the compensation committee, the authority to issue stock options and/or warrants to any and all Officers and Directors of the Company.

2. The Company is permitted each year to submit multiple proposals for stockholder approval to reward the Officers and Directors of the Company with stock options and/or warrants based upon performance.

   2a. These Company proposals must appear on proxy material for vote by all stockholders of record.

   2b. The Board of Directors must approve each of these Company proposals.

   2c. Each proposal must detail the desired recipient(s) of the stock options or warrants, the quantity of the stock options or warrants and the performance of the recipient(s) over the past year that merits consideration for such a reward.

3. Approval of a proposal to issue stock options and/or warrants to an Officer or Director of the Company requires the affirmative vote of a majority of votes cast. Broker non-votes will not be treated as votes cast for purposes of determining the approval or rejection of such a proposal and will not be counted as votes for or against such a proposal.

Why Stockholder is Asking for Your Approval

This proposal is designed to eliminate the unjustified issuance of stock options to those individuals who have not earned such a reward. I have the utmost confidence in the stockholders of this Company to reward outstanding performance that merit such a reward. It is long past time to stop the issuance of stock options to Officers and Directors of the Company for performance which is not apparent to the stockholders and which stockholders have not been informed of the justification for the issuance of such rewards. Also, the routine issuance of options and/or warrants to Officers and Directors of the Company has dissuaded these individuals from outright purchasing of Company stock, eliminating their exposure to the risk of true stock ownership of this Company. Stockholders of this Company would appreciate the Officers and Directors of this Company to show faith in its future by purchasing and holding stock in this Company instead of holding options and/or warrants.

E. Scott d'Entremont, Jr.
Financial Advisor

One Tower Bridge
100 Front Street
Suite 600
West Conshohocken, Pa 19428

toll-free 800 347 4305
tel 610 260 8600
direct 610 260 8604
fax 610 260 8631

Morgan Stanley

April 4, 2005

Susan C. Smith
103 Cedar Street
PO Box 321
Cornwall, PA 17016

Dear Susan,

Please allow this letter to confirm your ownership of 4950 shares of the common stock of Peregrine Pharmaceuticals in your IRA (account # 665-172087) at Morgan Stanley.

Your initial purchase of Techniclone Corp. stock was made on July 21st, 2000 and you have owned the stock ever since.

Sincerely,



Scott d'Entremont
Financial Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 11, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated June 3, 2004

The first proposal urges the board to take the necessary steps to nominate at least two candidates for each open board position, and provides that the names, biographical sketches, required disclosures and photographs of these candidates shall appear in the company's proxy materials to the extent that is required by law and the company's current practice. The second proposal would require shareholder approval for the granting of stock options and/or warrants to directors and officers based on the procedures contained in the proposal.

We are unable to concur in your view that Peregrine may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Peregrine may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Peregrine may exclude the second proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Peregrine may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Peregrine may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Peregrine may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Peregrine may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Peregrine may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Peregrine may exclude the second proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Peregrine may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel